EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Six Months Ended
(Dollars in Millions)			June 30, 2011	June 30, 2011
Earnings
1.	Net income attributable to U.S. Bancorp		$1,203	$2,249
2.	Applicable income taxes, including expense related to unrecognized tax positions		458	824

3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$1,661	$3,073

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$421	$835
	b.	Portion of rents representative of interest and amortization of debt expense	25	51

	c.	Fixed charges excluding interest on deposits (4a + 4b)	446	886
	d.	Interest on deposits	210	444

	e.	Fixed charges including interest on deposits (4c + 4d)	$656	$1,330

5.	Amortization of interest capitalized		$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,107	3,959
7.	Earnings including interest on deposits (3 + 4e + 5)		2,317	4,403
8.	Fixed charges excluding interest on deposits (4c)		446	886
9.	Fixed charges including interest on deposits (4e)		656	1,330
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		4.72	4.47
11.	Including interest on deposits (line 7/line 9)		3.53	3.31

*	Excludes interest expense related to unrecognized tax positions

70	U.S. Bancorp